Exhibit 1.02

CONFLICT MINERALS REPORT

This Conflict Minerals Report for The Bon-Ton Stores, Inc. is filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2013 to December 31, 2013. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively “conflict minerals”) for the purposes of this assessment. This Report has been prepared by management of The Bon-Ton Stores, Inc. The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or a registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence in determining the source and chain of custody of the conflict minerals. The registrant must annually submit a specialized disclosure (Form SD) and Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

1.             Company Overview

Bon-Ton is a regional department store operator, offering a broad assortment of quality apparel for women, men and children as well as cosmetics, home furnishings and other merchandise.

2.             Product Overview

In addition to its nationally distributed brand assortment, Bon-Ton’s exclusive private brand merchandise is a key component of its overall marketing strategy. The private brand merchandise is generally contracted by Bon-Ton to be manufactured in accordance with its specifications.

Bon-Ton determined that during the 2013 calendar year, it contracted to have manufactured merchandise containing conflict minerals and that the use of these minerals was necessary to the functionality of the merchandise.

3.             Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion

Bon-Ton relies on its suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to it, including sources of conflict minerals that are supplied to them from lower tier suppliers.

In December 2012, Bon-Ton developed a list of suppliers of its private brand merchandise and sent letters to each of them advising them of the requirements of §1502 of the Dodd-Frank Act. Enclosed with each letter was a questionnaire designed to provide Bon-Ton with an overview of the extent of the use of conflict minerals in goods contracted by Bon-Ton to be manufactured in 2013.

An integral component of Bon-Ton’s due diligence efforts to determine the source of conflict minerals in its merchandise included retaining Assent Compliance, Inc. (“Assent”) to assist Bon-Ton in its efforts to comply with the Rule. Assent provides environmental compliance services to companies that are required to comply with national and global environmental regulations. The list of suppliers and their responses to the questionnaires were given to Assent to upload to a proprietary software system that was designed to facilitate the collection of accurate information related to the use and source of conflict minerals.

Bon-Ton conducted a survey of its active suppliers using a template known as the Conflict Minerals Reporting (the “template”) developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products and questions about a supplier’s due diligence efforts.

100% of Bon-Ton’s suppliers responded to the survey.

4.             Due Diligence Process

4.1   Design of Due Diligence

Bon-Ton’s due diligence measures have been designed to conform in all material respects with the framework developed by The Organisation for Economic Co-operation and Development  Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold, tin, tantalum and tungsten.

Bon-Ton’s due diligence process is a two-stage data analysis. The first stage is an assessment of each supplier’s awareness of the need to comply with Bon-Ton’s conflict-free sourcing requirements. Suppliers must respond affirmatively to the following questions.

Do you have a policy in place that includes DRC conflict-free sourcing?

Have you implemented due diligence measures for conflict-free sourcing?

Do you verify due diligence information received from your Suppliers?

Does your verification process include corrective action management?

The second stage is designed to assure that a supplier knows and can verify the origin of the conflict minerals. Each supplier must provide documentation supporting their responses to the questions referenced above. Supporting documentation include the supplier’s conflict minerals policy and an outline of its due diligence and corrective actions measures.

During the second stage, Assent begins the process of verifying smelter information.

All data and correspondence obtained during the due diligence process will be stored and tracked for future reporting and demonstration of due diligence.

4.2   Due Diligence Results.

Survey Responses

Bon-Ton received responses from 100% of the suppliers surveyed.

Smelters or Refiners

The large majority of the responses received provided data at a company or divisional level or were unable to specify the smelters or refiners used for components supplied to Bon-Ton. Bon-Ton is therefore unable to determine whether the conflict minerals reported by the suppliers were contained in merchandise supplied to it. Furthermore, suppliers did not always provide smelter lists nor were the smelter lists consistently completed with identification numbers and therefore Bon-Ton was unable to validate that any of these smelters or refiners are actually in its supply chain.

5.             Steps to be Taken to Mitigate the Risk that Conflict Minerals in Our Products Benefit Armed Groups, Including Any Steps to Improve Our Due Diligence Program

As Bon-Ton moves towards developing its due diligence program, it intends to enhance its supplier communication and to improve its data accuracy in order to mitigate the risk that the necessary conflict minerals contained in its products could benefit armed groups in the DRC or adjoining countries.

Bon-Ton intends to undertake the following steps to improve the due diligence process and to gather additional information that will assist it in determining whether  any conflict minerals benefit armed groups:

• continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;

• establish  new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquiries;

• include a conflict minerals flow-down clause in new or renewed supplier contracts

• communicate with suppliers found to be supplying Bon-Ton with conflict minerals from sources that support conflict in the DRC or any adjoining country to establish an alternative source of conflict minerals that do not support such conflict.

• require completion of all necessary smelter identification information that will enable the validation and disclosure of the smelters as well as the tracing of the conflict minerals to their location of origin.